UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
(Amendment No. 2)
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2021

SAFE BULKERS, INC.
(Translation of registrant’s name into English)
Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F   o
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes o          No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
EXPLANATORY NOTE
Safe Bulkers, Inc. (the “Company”) is filing this Amendment No. 2 to the Company’s Form 6-K that was filed with the Securities and Exchange Commission on November 5, 2021 (the “Original Filing”) to amend and restate the Original Filing solely to include the Report of Independent Registered Public Accounting Firm relating to the review of the Interim Financial Information. Except as described above, no other information in the Original Filing has been updated and this Amendment No. 2 continues to speak as of the date of the Original Filing. This Amendment No. 2 does not reflect events that have occurred after the filing date of the Original Filing, and does not amend, modify or update in any way disclosures made in the Original Filing except as set forth in this explanatory note.

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT
This Report on Form 6-K/Α are the unaudited consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the nine-month period ended September 30, 2021, subject to the Explanatory Note set forth above. This Report on Form 6-K/A is formatted in inline eXtensible Business Reporting Language (iXBRL).
INCORPORATION BY REFERENCE

This Report on Form 6-K/A shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on July 1, 2020 (File No. 333-239618) and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

ABOUT THIS REPORT

As used herein, “we”, “us”, “our”, and the “Company” all refer to Safe Bulkers, Inc. and its subsidiaries (as well as the predecessors of the foregoing). This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020. These expressions are also used where no useful purpose is served by identifying the particular company or companies. Our affiliated management companies, Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”), and Safe Bulkers Management Limited, a company organized and existing under the laws of the Republic of Cyprus (“Safe Bulkers Management”), are each sometimes referred to as a “Manager,” and together as our “Managers.” This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

A. Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of October 29, 2021, our fleet comprised 40 vessels, of which 13 are Panamax class vessels, 8 are Kamsarmax class vessels, 15 are Post-Panamax class vessels and 4 are Capesize class vessels, with an aggregate carrying capacity of 3,721,300 deadweight tons, or dwt and an average age of 10.32 years. As of October 29, 2021, the Company had placed orders for eight newbuild vessels, had committed to the purchase of one second-hand Capesize vessel and had committed to sell two of its vessels which were not yet delivered to their new owners.

We employ our vessels on both period time charters and spot time charters, or infrequently on voyage charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flow, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions and have a potential upside in our revenue when charter market conditions improve. The majority of vessels in our fleet have sister ships with similar specifications in our existing fleet. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

Safe Bulkers, Inc. (“Safe Bulkers”) was incorporated in the Republic of the Marshall Islands on December 11, 2007, under the Marshall Islands Business Corporations Act, for the purpose of acquiring ownership of various subsidiaries that either owned or were scheduled to own vessels. We are controlled by the Hajioannou family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Our vessels are managed by our affiliated management companies, Safety Management and Safe Bulkers Management.

B. Recent Developments in Our Fleet and Employment Profile

During the period from January 1, 2021, until October 29, 2021 the following developments occurred with respect to our fleet and employment profile:

In January 2021, the Company entered into an agreement for the sale of the Panamax class MV Paraskevi, built 2003, at a gross sale price of $7.3 million. The vessel was delivered to her new owners in April 2021.

In January 2021, the Company entered into an agreement for the sale of the Panamax class MV Vassos, built 2004, at a gross sale price of $8.7 million. The vessel was delivered to her new owners in in May 2021.

In February 2021, the Company entered into an agreement for the acquisition of the 2011-built Japanese Panamax class MV Paraskevi 2, at a gross price of $14.1 million. She was delivered to us in March 2021 and commenced an 11 to 14 month charter at a gross daily rate of $13,800. The vessel is a sister vessel with two other vessels owned by the Company, and her acquisition was funded from the cash reserves of the Company.

In May 2021, the Company entered into an agreement for the sale of the Kamsarmax class MV Pedhoulas Builder, built 2012, at a gross sale price of $22.5 million. The vessel was delivered to her new owners in June 2021.

In May 2021, the Company entered into an agreement for the sale of the Kamsarmax class MV Pedhoulas Farmer, built 2012, at a gross sale price of $22.0 million. The vessel was delivered to her new owners in September 2021.

In May 2021, the Company entered into an agreement for the sale of the Panamax class MV Maria, built 2003, at a gross sale price of $12.0 million. The vessel was delivered to her new owners in September 2021.

In May 2021, the Company entered into agreements for the acquisition of two Energy Efficiency Design Index (''EEDI''), Phase 3 NOX-Tier III Japanese-built 87,000 dwt, newbuild vessels at attractive prices with scheduled deliveries in the first and second quarter of 2023 respectively.

In June 2021, the Company entered into an agreement for the acquisition of a 2013-built Japanese Panamax class vessel to be named Koulitsa 2, at a gross price of $22.0 million. The vessel was delivered to us in July 2021.

In June 2021, the Company entered into an agreement for the sale of the Panamax class MV Koulitsa, built 2003, at a gross sale price of $13.6 million. The vessel was delivered to her new owners in November 2021.

In June 2021, the Company entered into an agreement for the acquisition of one EEDI, Phase 3 NOX-Tier III Japanese-built 82,000 dwt, newbuild vessel at an attractive price with scheduled delivery in the fourth quarter of 2023.

In July 2021, the Company entered into an agreement for the acquisition of three EEDI, Phase 3 NOX-Tier III Japanese-built 82,000 dwt, newbuild vessels at attractive prices with scheduled deliveries 1 in the fourth quarter of 2023, and 2 in the first quarter 2024.

In July 2021, the Company entered into an agreement for the acquisition of the Post-Panamax class MV Venus Harmony, built 2013 at a gross price of $23.1 million. The vessel was delivered to us in October 2021 and her acquisition was funded from the cash reserves of the Company. She is a sister with three other vessels owned by the Company,

In July 2021, the Company entered into an agreement for the acquisition of the 2012-built Japanese Capesize class to be named MV Stelios Y. The vessel will be acquired by the Company under a twelve-month bareboat charter agreement, with a down payment of $4.5 million on signing, a payment of $4.5 million on delivery of the vessel to the Company scheduled for November 2021, payment of a daily charter rate of $14,500 over the period of the twelve month bareboat charter and of an amount of $18.0 million at the end of the bareboat charter; in aggregate the acquisition cost for the vessel being $32.3 million.

In September 2021, the Company entered into an agreement for the sale of the Kamsarmax class MV Pedhoulas Fighter, built 2012, at a gross price of $23.7 million. The sale is expected to be consummated in December 2021.

As of October 29, 2021, the orderbook of the Company consisted of eight Japanese, dry-bulk newbuilds of which five were Kamsarmax class vessels and three were Post-Panamax class vessels, with scheduled deliveries two within 2022, four within 2023 and two within 2024. All eight newbuild vessels described above are designed to meet the Phase 3 requirements of Energy Efficiency Design Index related to the reduction of green house gas emissions (''GHG -EEDI Phase 3'') as adopted by the International Maritime Organization, ("IMO") and also comply with the latest NOx emissions regulation, NOx-Tier III (IMO, MARPOL Annex VI, reg. 13).

As of October 29, 2021 the Company has entered into agreements to acquire one second-hand Capesize class vessel and to sell two vessels, of which one is a Panamax and one is a Kamsarmax class vessel.

Set out below is a table showing the Company’s existing vessels and their contracted employment as of October 29, 2021. Scrubber benefit for scrubber fitted vessels, (the ''Scrubber Benefit'') is calculated on the basis of the price differential between high sulfur fuel oil with 3.5% sulfur content and the new fuel with reduced sulfur content below 0.5% for the specific voyage. In the table the Scrubber Benefit is included in the referenced charter rate, in cases when it can be calculated or it is a part of the charter rate. A special notation on the table is provided in cases when the Scrubber Benefit is not part of the referenced charter rate and it cannot be calculated.

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Koulitsa [16]	76,900	2003	Japan	Spot	$38,700	5.00%	October 2021	October 2021
Katerina	76,000	2004	Japan	Period	$23,000	5.00%	October 2021	March 2022
Maritsa	76,000	2005	Japan	Period	$35,900	5.00%	October 2021	January 2022
Paraskevi 2	75,000	2011	Japan	Period	$13,800	5.00%	April 2021	July 2022
Efrossini	75,000	2012	Japan	Period	101.5% BPI 74	5.00%	December 2020	November 2021
Zoe [12]	75,000	2013	Japan	Period	104.25% BPI 74	5.00%	October 2021	May 2022
Koulitsa 2	78,100	2013	Japan	Period	$24,000	3.75%	July 2021	June 2022
Kypros Land [12]	77,100	2014	Japan	Period	$13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea	77,100	2014	Japan	Period	$13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Bravery	78,000	2015	Japan	Period	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky [10]	77,100	2015	Japan	Period	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty	78,000	2015	Japan	Period	$11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Spirit [10]	78,000	2016	Japan	Period	$13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$27,200	5.00%	June 2021	April 2022
Pedhoulas Trader	82,300	2006	Japan	Period	15,500 +50% of 98% BKI 82	5.00%	November 2021	June 2022
Pedhoulas Leader	82,300	2,007	Japan	Dry docking			October 2021	November 2021
				Period	$28,750	5.00%	November 2021	July 2022
Pedhoulas Commander	83,700	2008	Japan	Period	$20,500	5.00%	August 2021	November 2022
Pedhoulas Fighter [17]	81,600	2012	China	Period [18]	$19,700	5.00%	April 2021	November 2021
Pedhoulas Cherry	82,000	2015	China	Period [19]	$23,000	5.00%	July 2021	March 2022
Pedhoulas Rose [6]	82,000	2017	China
Pedhoulas Cedrus [13]	81,800	2018	Japan	Period	$27,800	3.75%	July 2021	May 2022

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
Post-Panamax
Marina	87,000	2006	Japan	Spot	$35,500	5.00%	September 2021	November 2021
Xenia	87,000	2006	Japan	Period [19]	$24,200	5.00%	September 2021	June 2022
Sophia	87,000	2007	Japan	Period	$25,000	5.00%	July 2021	November 2021
Eleni	87,000	2008	Japan	Period [19]	$27,850	5.00%	June 2021	November 2021
Martine	87,000	2009	Japan	Period [19]	$15,100	5.00%	June 2021	August 2022
Andreas K	92,000	2009	South Korea	Spot	$27,000	5.00%	September 2021	November 2021
Panayiota K 11	92,000	2010	South Korea	Spot	$28,500	5.00%	September 2021	November 2021
Agios Spyridonas[11]	92,000	2010	South Korea	Spot	$38,000	3.75%	October 2021	December 2021
Venus Heritage [12]	95,800	2010	Japan	Spot	$31,150	5.00%	August 2021	November 2021
Venus History [12]	95,800	2011	Japan	Spot	$34,000	5.00%	October 2021	November 2021
Venus Horizon	95,800	2012	Japan	Spot	$38,100	5.00%	September 2021	October 2021
				Spot	$44,500	5.00%	October 2021	December 2021
Venus Harmony	95,700	2013	Japan	Spot	$46,000	5.00%	October 2021	December 2021
Troodos Sun [20]	85,000	2016	Japan	Period	BPI 82 5TC * 114%	5.00%	June 2021	March 2023
Troodos Air	85,000	2016	Japan	Period [19]	$16,350	5.00%	March 2021	May 2022
Troodos Oak	85,000	2020	Japan	Period	$29,400	3.75%	July 2021	May 2022
Capesize
Mount Troodos	181,400	2009	Japan	Period [18]	$26,600	5.00%	April 2021	January 2022
Kanaris	178,100	2010	China	Period [7]	$25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period	$38,000	5.00%	January 2012	December 2021
Lake Despina [9]	181,400	2014	Japan	Period	BCI * 119%	5.00%	February 2021	January 2022
				Period [8]	$25,200	5.00%	January 2022	January 2025
TOTAL	3,721,300
Orderbook
Stelios Y [5]	181,400	2012	Japan	Period [14]	$24,400	5.00%	November 2021	October 2024
TBN [15]	82000	Q2 2022
TBN	82000	Q4 2023
TBN	82000	Q4 2023
TBN	82000	Q1 2024
TBN	82000	Q1 2024
TBN	87000	Q3 2022
TBN	87000	Q1 2023
TBN	87000	Q2 2023
TOTAL	852,400

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.
(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.
(3) Commissions reflect payments made to third-party brokers or our charterers.
(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of October 29, 2021, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.
(5) The Company has entered an agreement for the acquisition of the Japanese 2012-built Capesize class vessel to be named MV Stelios Y.
(6) MV Pedhoulas Rose was sold and leased back, in 2017 on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the bareboat charter period and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.
(7) Charterer of MV Kanaris agreed to reimburse us for part of the cost of the scrubbers and BWTS to be installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.
(8) A period time charter with forward delivery date, for a duration of 3 years at a gross daily charter rate of $22,500 plus an one-off $3.0 million payment upon charter commencement, scheduled for end January to end May 2022. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500.
(9) MV Lake Despina was sold and leased back in April 2021 on a bareboat charter basis for a period of seven years with a purchase option in favor of the Company five years and six months following the commencement of the bareboat charter period at a predetermined purchase price.
(10) MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(11) MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(12) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.
(13) MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(14) In October 2021, the Company entered into a period time charter for MV Stelios Y, for a duration of 3 years at a gross daily charter rate of $24,400, which is expected to commence in November 2021 upon delivery of the vessel to the Company by her present owners. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $26,500.
(15) The newbuild vessel will be sold and leased back upon delivery in 1H 2022, on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(16) The Company has entered an agreement to sell the vessel which was delivered to her new owners in November 2021.
(17) The Company has entered an agreement to sell the vessel with expected delivery to her new owners within the fourth quarter of 2021.
(18) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.
(19) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented..
(20) MV Troodos Sun was sold and leased back in September 2021 on a bareboat charter basis for a period of ten years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

C. Selected Unaudited Financial and Operations Information

The following tables present selected unaudited consolidated financial and other data of Safe Bulkers, Inc. for each of the nine -month period ended September 30, 2020 and 2021 and as of December 31, 2020 and September 30, 2021. The unaudited financial statement data was derived from our interim unaudited consolidated condensed financial statements and notes thereto included elsewhere herein. All amounts are in thousands of U.S. Dollars, except for per share data, fleet data, par value data and average daily results.

	Nine -month period ended September 30,
	2020	2021

STATEMENT OF OPERATIONS
Revenues	$151,632	$247,032
Commissions	(5,703)	(10,442)
Net revenues	145,929	236,590
Voyage expenses	(36,866)	(9,284)
Vessel operating expenses	(54,716)	(53,467)
Depreciation	(40,395)	(39,153)
General and administrative expenses
Management fee to related parties	(13,849)	(14,636)
Company administration expenses	(1,976)	(2,388)
Early redelivery income	—	7,470
Gains on sale of vessels	—	632
Operating (loss)/income	(1,873)	125,764
Interest expense	(16,900)	(11,826)
Other finance costs	(467)	(462)
Interest income	563	63
Loss on derivatives	(1,009)	(1,977)
Foreign currency gain/(loss)	491	(611)
Amortization and write-off of deferred finance charges	(1,324)	(1,808)
Net (loss)/income	$(20,519)	$109,143
Less Preferred dividend	8,622	8,318
Less/(plus) Mezzanine equity measurement	495	(271)
Net (loss)/income available to common shareholders	(29,636)	101,096
(Loss)/Earnings per share of Common Stock, basic and diluted	$(0.29)	$0.91
Cash dividends declared per share of Common Stock	$—	$—
Cash dividends declared per share of Preferred C Shares	$1.50	$1.50
Cash dividends declared per share of Preferred D Shares	$1.50	$1.50
Weighted average number of shares of Common Stock outstanding, basic and diluted	102,762,932	111,044,439

	Nine -month period ended September 30,
	2020	2021

CASH FLOW DATA
Net cash provided by operating activities	$34,206	$154,014
Net cash used in investing activities	(35,531)	(3,832)
Net cash used in financing activities	(8,143)	(154,445)
Net decrease in cash and cash equivalents and restricted cash	(9,468)	(4,263)

	As of December 31,	As of September 30,
	2020	2021

BALANCE SHEET DATA
Total current assets	134,734	139,817
Total fixed assets	951,290	909,401
Other non-current assets	19,605	14,590
Total assets	1,105,629	1,063,808
Total current liabilities	104,715	66,219
Long-term debt, net of current portion and of deferred finance charges	531,883	371,311
Other non-current liabilities	6,172	9,489
Total liabilities	642,770	447,019
Mezzanine equity	18,112	—
Total shareholders’ equity	444,747	616,789
Total liabilities and shareholders’ equity	1,105,629	1,063,808

The following table reflects our ownership days, available days, time charter equivalent rates, daily vessel operating expenses, daily vessel operating expenses excluding drydocking and pre-delivery expenses, daily general and administrative expenses for the periods indicated:

	Nine -month period ended September 30,
FLEET DATA	2020	2021
Number of vessels at period’s end	42	39
Average age of fleet (in years)	9.9	10.3
Ownership days (1)	11,402	11,307
Available days (2)	10,972	11,165
Average number of vessels in the period (3)	41.6	41.4
AVERAGE DAILY RESULTS
Time Charter Equivalent Rate (4)	$9,940	$20,359
Daily vessel operating expenses (5)	$4,799	$4,729
Daily vessel operating expenses excluding drydocking and pre-delivery expenses (6)	$4,318	$4,511
Daily general and administrative expenses (7)	$1,388	$1,506

The following table reflects our computation of time charter equivalent revenue and time charter equivalent rate for the periods indicated:

	Nine -month period ended September 30,
	2020	2021
Time Charter Equivalent Rate Reconciliation	(in thousands of U.S. dollars except available days and time charter equivalent rate)
Revenues	$151,632	$247,032
Less commissions	(5,703)	(10,442)
Less voyage expenses	(36,866)	(9,284)
Time charter equivalent revenue	$109,063	$227,306
Available days (2)	10,972	11,165
Time charter equivalent rate (4)	$9,940	$20,359

(1) Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2) Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.
(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.
(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.
(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.
(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild prior to its operation.
(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

D. Results of Operations

Nine -month period ended September 30, 2021 compared to Nine -month period ended September 30, 2020

Net income attributed to common shareholders was $101.1 million, or earnings per share of $0.91, in the nine -month period ended September 30, 2021, from net loss available to common shareholders of $29.6 million, or loss per share of $0.29, in the nine -month period ended September 30, 2020. The change from net loss to net income attributed to common shareholders of $130.7 million is attributed mainly to: (a) Net revenues increased by $90.7 million from $145.9 million to $236.6 million, (b) voyage expenses of $9.3 million compared to $36.9 million, (c) early redelivery income of $7.5 million compared to zero, (d) interest expense of $11.8 million, compared to $16.9 million, (e) depreciation of $39.2 compared to $40.4 and (f) gain on sale of vessels of $0.6 million, compared to zero, partially offset by the increased general and administrative expenses of $17.0 compared to $15.8 and the loss on derivatives of $2.0 million compared to $1.0 million, for the nine -month period ended September 30, 2021 and 2020, respectively.

During the nine -month period ended September 30, 2021, we had an average of 41.4 drybulk vessels in our fleet. During the nine -month period ended September 30, 2020, we had an average of 41.6 drybulk vessels in our fleet.

During the nine -month period ended September 30, 2021, we acquired Paraskevi 2 and Koulitsa 2, both Panamax second-hand vessels, and sold Paraskevi and Vassos and Maria, all Panamax vessels, Pedhoulas Builder and Pedhoulas Farmer both Kamsarmax vessels.

During the nine -month period ended September 30, 2020, we acquired Troodos Oak, a Post-Panamax resale newbuild vessel.

Revenues

Revenues increased by 63%, or $95.4 million, to $247.0 million during the nine -month period ended September 30, 2021 from $151.6 million during the nine -month period ended September 30, 2020, as a result of the improved market, assisted by the additional revenues earned by our scrubber fitted vessels.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the nine -month period ended September 30, 2021 amounted to $10.4 million, an increase of $4.7 million, or 82%, compared to $5.7 million during the nine -month period ended September 30, 2020 mainly due to the increase in our revenue earned, together with a slight increase in commission rates. Commissions as a percentage of revenues increased to 4.2% of revenues during the nine -month period ended September 30, 2021 compared to 3.8% of revenues during the nine -month period ended September 30, 2020.

Vessel operating expenses

Vessel operating expenses decreased by 2% to $53.5 million during the nine -month period ended September 30, 2021 from $54.7 million during the nine -month period ended September 30, 2020, due to

i.the decrease of ownership days by 1% from 11,402 in 2020 to 11,307 in 2021,
ii.the decrease of repairs, maintenance and drydocking costs by 41% to $5.5 million during nine -month period ended September 30, 2021, compared to $9.3 million during the nine -month period ended September 30, 2020, primary due to zero drydockings during the nine -month period ended September 30, 2021, compared to four completed and one partially completed dry dockings for the same period of 2020,
iii.the decrease in the cost for spares, stores and provisions by 3% to $11.7 million during the nine -month period ended September 30, 2021 compared to $12.0 million during the nine -month period ended September 30, 2020 due to zero drydockings performed during the nine -month period ended September 30, 2021, compared to four completed and one partially completed for the same period of 2020, and which are affecting costs of spares, and
iv.partially offset by the increase in crew wages and related cost by 11% to $28.0 million during the nine -month period ended September 30, 2021, compared to $25.2 million during the nine -month period ended September 30, 2020, mainly due to increased crew changes performed in the current period as a result of COVID 19 restrictions.

The Company expenses drydocking and pre-delivery costs as incurred, which costs may vary from period to period. Drydocking expense is related to the number of drydockings in each period and pre-delivery expense is related to the number of vessel deliveries in each period. Excluding dry-docking and pre-delivery costs of $2.5 million and $5.5 million for the nine -month period ended September 30, 2021 and 2020, respectively, vessel operating expenses increased by 4% to $51.0 million during the nine -month period ended September 30, 2021, compared to $49.2 million during the nine -month period ended September 30, 2020. Certain other shipping companies may defer and amortize drydocking expense.

Daily operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, decreased by 1% to $4,729 during the nine -month period ended September 30, 2021 from $4,799 during the nine -month period ended September 30, 2020. Daily operating expenses, excluding vessel drydocking and pre-delivery costs, increased by 4% to $4,511 during the nine -month period ended September 30, 2021 from $4,318 during the nine -month period ended September 30, 2020.

Voyage expenses

During the nine -month period ended September 30, 2021, we recorded voyage expenses of $9.3 million, compared to $36.9 million during the nine -month period ended September 30, 2020. The decrease is mainly due to the net effect of decreased vessel repositioning expenses, lower loss on bunkers sales and reduced bunker consumption costs for scrubber fitted vessels under charter agreements which provide for variable consideration based on the bunker consumption.

Depreciation

Depreciation expense decreased by 3% to $39.2 million during the nine -month period ended September 30, 2021, compared to $40.4 million during the nine -month period ended September 30, 2020, as a result of the cessation of depreciation for the vessels Paraskevi and Vassos which were classified as assets held for sale during the fourth quarter of 2020 and during the first quarter of 2021, respectively, for the vessels Pedhoulas Builder, Pedhoulas Farmer, Koulitsa and Maria which were all classified as assets held for sale during the second quarter of 2021 and Pedhoulas Fighter which was classified as an asset held for sale during the third quarter of 2021, partially offset by the acquisition of the MV Paraskevi 2 during the first quarter of 2021 and Koulitsa 2 during the third quarter of 2021.

Interest expense

Interest expense decreased by 30% to $11.8 million during the nine -month period ended September 30, 2021, compared to $16.9 million, during the nine -month period ended September 30, 2020. This was the result of the decrease in the weighted average interest rate of our outstanding indebtedness of 2.691% per annum (“p.a.”) for the nine -month period ended September 30, 2021, compared to the weighted average interest rate of our outstanding indebtedness of 3.584% p.a. for the nine -month period ended September 30, 2020, and the decrease in average loans outstanding of $579.8 million during the nine -month period ended September 30, 2021, compared to the average loans outstanding of $625.6 million during the nine -month period ended September 30, 2020. The total principal amount of loans outstanding as of September 30, 2021 was $418.8 million, compared to $613.7 million as of September 30, 2020.

Cash Flows

Cash and cash equivalents increased to $94.5 million as of September 30, 2021, compared to $64.0 million as of September 30, 2020. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents were primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $154.0 million in the nine -month period ended September 30, 2021 and $34.2 million in the nine -month period ended September 30, 2020, consisting of net income after non-cash items of $146.2 million and $22.7 million respectively plus an increase in working capital of $7.8 million during the nine -month period ended September 30, 2021, and an increase in working capital of $11.5 million during the same period of 2020, respectively.

The major drivers of the increase in the net cash provided by operating activities are mainly attributable to the higher revenues we earned from chartering our vessels and the decrease in the voyage and interest expenses during the nine -month period ended September 30, 2021, compared to the same period of 2020.

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $3.8 million for the nine -month period ended September 30, 2021 compared to $35.5 million for the nine -month period ended September 30, 2020. The decrease in cash flows used in investing activities of $31.7 million from the nine -month period ended September 30, 2020 is mainly attributable to the following factors: (i) an increase of $70.6 million in net proceeds from sale of five of our vessels during the first nine months of 2021, from zero during the same period of 2020, (ii) a net decrease of $10.6 million in time deposits during the nine -month period ended September 30, 2021, compared to a net decrease of $3.9 million during the same period of 2020, partially offset by an increase of $45.6 million in payments for vessel acquisitions and advances for vessels under construction and major improvements during the nine -month period ended September 30, 2021, compared to the same period of 2020.

    Net Cash Used in Financing Activities

Net cash flows used in financing activities were $154.5 million for the nine -month period ended September 30, 2021, compared to $8.1 million for the nine -month period ended September 30, 2020. This increase in cash flows used in financing activities of $146.4 million, compared to the nine -month period ended September 30, 2020, is mainly attributable to (i) an increase of $255.8 million in long term debt principal payments and loan prepayments, (ii) an increase of $0.9 million in payments of deferred financing costs, (iii) the cash outflows relating to the redemption of preferred stock in one of our subsidiaries of $17.7 million partially offset by an increase in proceeds from long-term debt of $50.4 million, proceeds of $71.5 million from sale of common stock under our “at-the-market” equity offering program, and a decrease in repurchases of common and preferred stock of $6.1 million, for the nine -month period ended September 30, 2021 compared to the nine -month period ended September 30, 2020.

E. Loan Facilities

In September 2021, the Company entered into a new credit facility of $60.0 million with a five-year tenor secured by five vessels, comprising of a term loan tranche of $30.0 million and a revolving credit facility tranche providing for a draw down capacity of up to $30.0 million reducing from its fourth year onwards. This agreement represents the Company’s first sustainability linked credit facility and incorporates an incentive discount on interest rate, linked to independently verified predetermined emission targets. The proceeds from the credit facility were used to refinance loan facilities with the same financial institution with an outstanding term loan of $71.1 million and a revolving credit facility tranche with a drawdown capacity of $7.0 million, secured by six vessels and maturing in 2024. Five of those vessels secure the new credit facility and one has remained debt free. The Company does not intend to utilize the full capacity of the reducing revolving credit facility tranche at this time. The agreement contains financial covenants in line with the existing loan and credit facilities of the Company.

In October 2021, the Company signed a commitment letter for a new credit facility of $100.0 million with a five-year tenor to be secured by six vessels, which will comprise a term loan tranche of $50.0 million and a revolving credit facility tranche providing for a draw down capacity of up to $50.0 million reducing from its fourth year onwards. The anticipated proceeds from the credit facility will be used to refinance loan facilities of an aggregate outstanding amount of $50.0 million secured by the five vessels and maturing up to 2024 and the repurchase of one vessel under a sale and leaseback agreement for an amount of $20.7 million. The Company does not intend to utilize the full capacity of the reducing revolving credit facility tranche at this time. The agreement is expected to contain financial covenants in line with the existing loan and credit facilities of the Company.

For other information relating to our credit facilities, please see Note 7 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

F. Liquidity and Capital Resources as of September 30, 2021

We had $108.6 million in cash, cash equivalents, bank time deposits and restricted cash, $88.9 million in undrawn borrowing capacity available under revolving reducing credit facilities and $46.2 million in secured commitments for loan and sale and lease back agreements, in relation to two newbuild vessels. Furthermore, we have additional borrowing capacity in relation to three unencumbered vessels held for use and to six newbuilds upon their delivery.

We had a fleet of 39 vessels, two of which have been committed to be sold but have not yet been delivered to their new owners. In addition, the Company had committed to the purchase of one second-hand Panamax and a second-hand Capesize vessel, and had placed orders for eight newbuild vessels.

The remaining capital expenditure requirements amount to $264.2 million in aggregate, consisting of $216.6 million in relation to the eight newbuild vessels, $46.8 million in relation to the acquisition of the two second-hand vessels and $0.8 million in relation to one exhaust gas cleaning device (‘Scrubber’) and ballast water treatment systems (‘BWTS’) retrofits. The remaining capital expenditure are scheduled to be paid as follows $24.8 million in 2021, $81.4 million in 2022, $110.6 million in 2023 and $47.4 million in 2024

The expected gross proceeds in relation to the committed sales of the two vessels were $37.3 million.

We had $418.8 million of outstanding consolidated debt before deferred financing costs, reduced from $616.2 as of December 31, 2020. During the nine -month period ended September 30, 2021, we prepaid debt in relation to vessels sales or debt refinancing in the aggregate amount of $282.4 million, made scheduled principal payments of $43.8 million and had loan drawdowns of $128.8 million.

G. Liquidity and Capital Resources as of October 29, 2021

We had $92.2 million in cash, cash equivalents, bank time deposits, restricted cash, $88.9 million in undrawn borrowing capacity available under revolving credit facilities and $46.2 million in secured commitments including sale and lease back agreements in relation to two newbuild vessels. Furthermore, the Company upon the expected consummation of the agreement for the new credit facility of $50.0 million term loan and $50.0 million revolving reducing tranche, for which a commitment letter has been signed, and following full repayment of the relevant obligations of $70.7 million, will have an additional incremental revolving reducing credit facility of $29.3 million, resulting to an aggregate expected undrawn borrowing capacity available under revolving reducing credit facilities of $118.2 million. We have additional borrowing capacity in relation to four unencumbered vessels held for use and to six newbuilds upon their delivery.

We had a fleet of 40 vessels, two of which have been committed to be sold but have not yet been delivered to their new owners. In addition, the Company had committed to the purchase of one second-hand Capesize vessel, and had placed orders for eight newbuild vessels.

The remaining capital expenditure requirements were $245.2 million in aggregate, consisting of $216.3 million in relation to the eight newbuild vessels, $28.1 million in relation to the second-hand acquisition and $0.8 million in relation to one exhaust gas cleaning device (‘Scrubber’) and ballast water treatment systems (‘BWTS’) retrofits. The remaining capital expenditure are scheduled to be paid as follows $5.8 million were payable in 2021, $81.4 million in 2022, $110.6 million in 2023 and $47.4 million in 2024.

The remaining proceeds in relation to committed sale of the two vessels were $37.3 million.

We had $401.9 million of outstanding consolidated debt before deferred financing costs, reduced from $418.8 million as of September 30, 2021.

Our primary liquidity needs are to fund financing expenses, debt repayment or refinancing, vessel operating expenses, general and administrative expenses, capital expenditure requirements related to BWTS, and dividend payments to our stockholders. We anticipate that our primary sources of funds will be existing cash and cash equivalents and bank time deposits, cash generated from operations, available borrowing capacity of up to $88.9 million available under the revolving credit facility and $46.2 million from available commitments under loans and sale and lease back financing as of September 30, 2021 and, possibly, other future equity or debt financing.

In our opinion, the contracted cash flow from operations, the available borrowing capacity, and the existing cash and cash equivalents will be sufficient to fund the operations of our fleet and any other present financial requirements of the Company, including our working capital requirements, and our capital expenditure requirements at least through the end of 2022. However, we may seek additional indebtedness to refinance our debt and to maintain a strong cash position. Future needs in relation to financing and investing activities may involve refinancing of existing debt and financing of any future fleet replacement and expansion program or fleet upgrades and improvements. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In addition, refinancing of our existing debt in the future may be difficult. Our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on existing cash and time deposits, debt financing and operating cash surplus.

A failure to satisfy our financial commitments could result in the acceleration of our indebtedness and foreclosure on our vessels. Such events could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition and results of operations.

We have not paid any dividends to our common stockholders since the second quarter of 2015. During 2020, we declared and paid four quarterly consecutive dividends of $0.50 per share for each of the Series C Preferred Shares, totaling $4.6 million, and Series D Preferred Shares, totaling $6.4 million. During 2021, we declared four quarterly consecutive dividends of $0.50 per share for each of the Series C Preferred Shares, totaling $4.6 million, and Series D Preferred Shares, totaling $6.4 million, of which we have paid $3.5 million of the Series C Preferred Shares and $4.8 million of the Series D Preferred Shares, with $1.1 million of the Series C Preferred Shares and $1.6 million of the Series D Preferred Shares being payable on November 1, 2021.

Our future liquidity needs will impact our dividend policy. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to our leverage and growth strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in our existing and future debt instruments; and (v) global financial conditions. Dividends on our common stock might continue not to be paid in the future. In addition, cash dividends on our common stock are subject to the priority of dividends on our preferred shares.

H. Sales of equity securities

Common Stock

In August 2020, the Company filed a prospectus supplement with the Securities and Exchange Commission (“SEC”), under which it could offer and sell shares of its common stock (“Shares”)for aggregate gross offering proceeds of up to $23.5 million from time to time through an “at-the-market” equity offering program (the “ATM Program”). In May 2021, the Company filed a supplement to its prospectus supplement to increase the capacity under the ATM Program to allow for sales of Shares for aggregate gross offering proceeds of up to $100.0 million under the ATM Program.

As of September 30, 2021, the Company had sold 19,417,280 shares of common stock under the ATM Program with aggregate gross offering proceeds to the Company of $73.0 million. Shares of common stock with aggregate gross offering proceeds of up to approximately $27.0 million remain available for sale.

As of October 29, 2021, the Company had 121,640,839 shares of common stock issued and outstanding. Details on the shares sold under the ATM Program are set forth in the table below:

Period	Total Number of Shares of Common Stock sold	Average Price per Share of Common Stock sold	Total Number of Common Shares sold as Part of Publicly Announced Plans or Programs
February 2021	1,204,946	$2.81	1,204,946
March 2021	3,350,374	$2.86	3,350,374
May 2021	2,466,303	$3.95	2,466,303
June 2021	10,249,383	$3.91	10,249,383
August 2021	200,988	$3.50	200,988
September 2021	1,945,286	$4.89	1,945,286
Total	19,417,280	$3.76	19,417,280

I. Significant Accounting Policies and Critical Accounting Policies

For a description of all of our significant accounting policies, see Note 2 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2020 and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein. For a discussion of our critical accounting policies please see Item 5 included in our Annual Report on Form 20-F for the year ended December 31, 2020.

J. Recent Accounting Pronouncements

For a description of recent accounting pronouncements, see Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands.
Results of Review of Interim Financial Information

We have reviewed the accompanying condensed consolidated balance sheet of Safe Bulkers Inc. and subsidiaries (the "Company") as of September 30, 2021, the related condensed consolidated statements of operations, shareholders' equity, and cash flows, for the nine-month periods ended September 30, 2021 and 2020, and the related notes (collectively referred to as the "interim financial information"). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2020 and the related consolidated statement of operations, shareholders’ equity, and cash flows, for the year then ended (not presented herein); and in our report dated March 30, 2021, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2020, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

This interim financial information is the responsibility of the Company's management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
November 5, 2021

SAFE BULKERS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND SEPTEMBER 30, 2021
(In thousands of U.S. Dollars, except for share and per share data)

		December 31	September 30,
	Notes	2020	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$90,038	$94,500
Time deposits		11,780	1,230
Accounts receivable		4,884	4,521
Assets held for sale	6	8,057	25,701
Due from Manager	3	48	—
Inventories		12,036	7,213
Derivatives assets current	12	99	—
Accrued revenue		557	1,659
Restricted cash		3,400	1,614
Prepaid expenses and other current assets		3,835	3,379
Total current assets		$134,734	$139,817
FIXED ASSETS:
Vessels, net	4	942,164	851,549
Advances for vessels	5	9,126	57,852
Total fixed assets		951,290	909,401
OTHER NON CURRENT ASSETS:
Deferred financing costs		160	198
Restricted cash		18,754	11,276
Derivative assets – Long-term	12	54	2,771
Accrued revenue - Long-term		75	230
Other non current assets		562	115
Total assets		1,105,629	1,063,808
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	7	75,784	34,394
Liability directly associated with assets held for sale		3,983	8,046
Unearned revenue		6,223	11,610
Trade accounts payable		13,480	7,500
Accrued liabilities		4,663	4,260
Derivative liabilities	12	582	362
Due to Manager	3	—	47
Total current liabilities		104,715	66,219
LONG-TERM LIABILITIES
Long-term debt, net	7	531,883	371,311
Unearned revenue - Long-term		3,536	6,978
Derivative liabilities – Long-term	12	1,396	295
Other non-current liabilities		1,240	2,216
Total liabilities		642,770	447,019
COMMITMENTS AND CONTINGENCIES	9
MEZZANINE EQUITY - Redeemable non-controlling interest		18,112	—
SHAREHOLDERS’ EQUITY:
Common stock, $0.001 par value; 200,000,000 authorized, 102,174,594 and 121,634,602 issued and outstanding at December 31, 2020 and September 30, 2021, respectively	8	102	122
Preferred stock, $0.01 par value; 20,000,000 authorized, 2,297,504 and 2,297,504 Series C Preferred Shares, 3,195,050 and 3,195,050 Series D Preferred Shares, issued and outstanding at December 31, 2020 and September 30, 2021, respectively		55	55
Additional paid in capital		354,284	425,210
Retained earnings		90,306	191,402
Total shareholders’ equity		444,747	616,789
Total liabilities, mezzanine equity and shareholders’ equity		1,105,629	1,063,808

            The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SAFE BULKERS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2021
(In thousands of U.S. Dollars, except for share and per share data)

		Periods Ended September 30,
	Notes	2020	2021
REVENUES:
Revenues	10	$151,632	$247,032
Commissions		(5,703)	(10,442)
Net revenues		145,929	236,590
EXPENSES:
Voyage expenses		(36,866)	(9,284)
Vessel operating expenses	11	(54,716)	(53,467)
Depreciation	4	(40,395)	(39,153)
General and administrative expenses
- Management fee to related parties	3	(13,849)	(14,636)
- Company administration expenses		(1,976)	(2,388)
Early redelivery income		—	7,470
Gain on sale of vessels		—	632
Operating (loss)/income		(1,873)	125,764
OTHER (EXPENSE)/INCOME:
Interest expense		(16,900)	(11,826)
Other finance cost		(467)	(462)
Interest income		563	63
Loss on derivatives	12	(1,009)	(1,977)
Foreign currency gain/(loss)		491	(611)
Amortization and write-off of deferred finance charges		(1,324)	(1,808)
Net (loss)/income		(20,519)	109,143
Less Preferred dividend	13	8,622	8,318
Less/(plus) Mezzanine equity measurement		495	(271)
Net (loss)/income available to common shareholders		$(29,636)	$101,096
(Loss)/earnings per share in U.S. Dollars, basic and diluted	14	$(0.29)	$0.91
Weighted average number of shares, basic and diluted		102,762,932	111,044,439

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SAFE BULKERS, INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE NINE MONTH PERIODS
ENDED September 30, 2020 AND 2021
(In thousands of U.S. Dollars)

	Common Stock	Treasury Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of January 1, 2020	$104	$—	$55	$356,963	$115,620	$472,742
Net loss	—	—	—	—	(20,519)	(20,519)
Mezzanine equity measurement	—	—	—	—	(495)	(495)
Issuance of common stock	3	—	—	3,297	—	3,300
Repurchase and cancellation of common stock	(5)	—	—	(6,007)	—	(6,012)
Repurchase and cancellation of preferred stock	—	—	—	(89)	—	(89)
Share based compensation	—	—	—	90	—	90
Preferred share dividends declared	—	—	—	—	(8,624)	(8,624)
Balance at September 30, 2020	$102	$—	$55	$354,254	$85,982	$440,393

Balance as of December 31, 2020	$102	$—	$55	$354,284	$90,306	$444,747
Net income	—	—	—	—	109,143	109,143
Mezzanine equity measurement	—	—	—	—	271	271
Issuance of common stock	20	—	—	71,517	—	71,537
Offering expenses	—	—	—	(681)	—	(681)
Share based compensation	—	—	—	90	—	90
Preferred share dividends declared	—	—	—	—	(8,318)	(8,318)
Balance at September 30, 2021	$122	$—	$55	$425,210	$191,402	$616,789

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SAFE BULKERS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED September 30, 2020 AND 2021
(In thousands of U.S. Dollars)

	September 30,
	2020	2021
Cash Flows from Operating Activities:
Net (loss)/income	(20,519)	109,143
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	40,395	39,153
Gain on sale of vessels	—	(632)
Amortization and write-off of deferred finance charges	1,324	1,808
Unrealized loss/(gain) on derivatives	1,452	(3,939)
Unrealized foreign exchange (gain)/loss	(5)	539
Share based compensation	90	90
Change in:
Accounts receivable	8,048	363
Due from Manager	477	48
Inventories	(1,178)	5,130
Accrued revenue	(245)	(1,257)
Prepaid expenses and other current assets	366	456
Due to Manager	(9)	47
Trade accounts payable	179	(6,019)
Accrued liabilities	1,288	(774)
Other non-current liabilities	780	1,029
Unearned revenue	1,763	8,829
Net Cash Provided by Operating Activities	34,206	154,014
Cash Flows from Investing Activities:
Vessel advances	(39,458)	(85,030)
Proceeds from sale of vessels	—	70,648
Increase in bank time deposits	(82,013)	(1,230)
Maturity of bank time deposits	85,940	11,780
Net Used in Investing Activities	(35,531)	(3,832)
Cash Flows from Financing Activities:
Proceeds from long-term debt	78,400	128,800
Principal payments of long-term debt	(70,513)	(326,251)
Dividends paid	(8,752)	(8,452)
Payment of deferred financing costs	(1,177)	(2,029)
Proceeds on issuance of common stock	—	71,537
Repurchase of common stock	(6,012)	—
Payment of common stock offering expenses	—	(343)
Repurchase of preferred stock	(89)	—
Redemption of preferred stock	—	(17,707)
Net Cash Used in Financing Activities	(8,143)	(154,445)
Net decrease in cash, cash equivalents and restricted cash	(9,468)	(4,263)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5	(539)
Cash, cash equivalents and restricted cash at beginning of year	92,639	112,192
Cash, cash equivalents and restricted cash at end of year	83,176	107,390
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	14,162	11,170
Non Cash Investing and Financing Activities:
Unpaid financing fees	412	374
Part payment of vessel advances through issuance of common stock and preferred stock	3,300	—
Unpaid capital expenditures	2,543	1,166
Reconciliation of Cash, Cash Equivalents and Restricted Cash:
Cash and cash equivalents	64,022	94,500

Restricted cash – Current assets	2,000	1,614
Restricted cash – Non current assets	17,154	11,276
Cash, cash equivalents and restricted cash shown in the statement of cash flows	83,176	107,390
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SAFE BULKERS, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

1.    Basis of Presentation and General Information

Safe Bulkers, Inc., (“Safe Bulkers”) was formed on December 11, 2007, under the laws of the Republic of the Marshall Islands. Safe Bulkers’ common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB.”

Polys Hajioannou and his family, by virtue of shares owned indirectly through various private entities are the controlling shareholders of Safe Bulkers, being the largest shareholders and as a result control the outcome of matters on which shareholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions.

As of September 30, 2021, Safe Bulkers held 56 wholly-owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 39 drybulk vessels.

Safe Bulkers and its Subsidiaries are collectively referred to in the notes to the consolidated financial statements as the “Company.”

The Company’s principal business is the ownership and operation of drybulk vessels. The Company’s vessels operate worldwide, carrying drybulk cargo for the world’s largest consumers of marine drybulk transportation services. Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”) and Safe Bulkers Management Limited, a company incorporated under the laws of the Republic of Cyprus (“Safe Bulkers Management,” and, together with Safety Management, the “Managers,” and either of them “the Manager”), related parties both controlled by Polys Hajioannou, provide technical, commercial and administrative management services to the Company.

The accompanying consolidated financial statements include the operations, assets and liabilities of the Company, and of its Subsidiaries listed below:

Subsidiary	Vessel Name	Type	Built

Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)(3)	Koulitsa	Panamax	April 2003
Kerasies Shipping Corporation (“Kerasies”)(1)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005
Kyotofriendo One Shipping Corporation (“Kyotofriendo One”)(2)(10)	Paraskevi 2	Panamax	April 2011
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(2)	Efrossini	Panamax	February 2012
Glovertwo Shipping Corporation (“Glovertwo”)(2)	Zoe	Panamax	July 2013
Kyotofriendo Two Shipping Corporation (“Kyotofriendo Two”)(2)(11)	Koulitsa 2	Panamax	February 2013
Shikokutessera Shipping Inc. (“Shikokutessera”)(2)	Kypros Land	Panamax	January 2014
Shikokupente Shipping Inc. (“Shikokupente”)(2)	Kypros Sea	Panamax	March 2014
Gloverfour Shipping Corporation (“Gloverfour”)(2)	Kypros Bravery	Panamax	January 2015
Shikokuokto Shipping Corporation (“Shikokuokto”)(2)	Kypros Sky	Panamax	March 2015

Subsidiary	Vessel Name	Type	Built
Gloverfive Shipping Corporation (“Gloverfive”)(2)	Kypros Loyalty	Panamax	June 2015
Gloversix Shipping Corporation (“Gloversix”)(2)	Kypros Spirit	Panamax	July 2016
Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd. (“Petra”)(1)	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007
Vassone Shipping Corporation (“Vassone”)(2)	Pedhoulas Commander	Kamsarmax	May 2008
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)(4)	Pedhoulas Fighter	Kamsarmax	August 2012
Youngone Shipping Corporation (“Youngone”)(2)	Pedhoulas Cherry	Kamsarmax	July 2015
Youngtwo Shipping Corporation (“Youngtwo”)(2)	Pedhoulas Rose	Kamsarmax	January 2017
Pinewood Shipping Corporation (“Pinewood”)(2)(5)	Pedhoulas Cedrus	Kamsarmax	June 2018
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Vasstwo Shipping Corporation (“Vasstwo”)(1)	Xenia	Post-Panamax	August 2006
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
Pentakomo Shipping Corporation (“Pentakomo”)(2)	Agios Spyridonas	Post-Panamax	January 2010
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)(2)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(2)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(2)	Venus Horizon	Post-Panamax	February 2012
Shikokuepta Shipping Inc. (“Shikokuepta”)(2)	Troodos Sun	Post-Panamax	January 2016
Shikokuexi Shipping Inc. (“Shikokuexi”)(2)	Troodos Air	Post-Panamax	March 2016
Monagrouli Shipping Corporation (“Monagrouli”)(2)	Troodos Oak	Post-Panamax	April 2020
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Maxtessera Shipping Corporation (“Maxtessera”)(2)	Lake Despina	Capesize	January 2014
Shikokuennia Shipping Corporation (“Shikokuennia”)(2)	Mount Troodos	Capesize	November 2009
Agros Shipping Corporation (“Agros”)(2)	TBN H1381	Kamsarmax	Q2 2022
Lofou Shipping Corporation (“Lofou”)(2)	TBN H11013	Post-Panamax	Q3 2022
Yasudyo Shipping Corporation (“Yasudyo”)(2)	TBN H1392	Kamsarmax	Q4 2023
Shimafive Shipping Corporation (“Shimafive”)(2)	TBN H11064	Kamsarmax	Q4 2023
Shimasix Shipping Corporation (“Shimasix”)(2)	TBN H11065	Kamsarmax	Q1 2024
Shimaseven Shipping Corporation (“Shimaseven”)(2)	TBN H11067	Kamsarmax	Q1 2024
Gloverthree Shipping Corporation (“Gloverthree”)(2)	TBN H11042	Post-Panamax	Q1 2023
Gloverseven Shipping Corporation (“Gloverseven”)(2)	TBN H11043	Post-Panamax	Q2 2023
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)(6)	Paraskevi	Panamax	January 2003
Avstes Shipping Corporation (“Avstes”)(1)(7)	Vassos	Panamax	February 2004
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)(8)	Pedhoulas Builder	Kamsarmax	May 2012
Marindou Shipping Corporation (“Marindou”)(1)(9)	Maria	Panamax	April 2003
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)(9)	Pedhoulas Farmer	Kamsarmax	September 2012
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)	—	—	—
Staloudi Shipping Corporation (“Staloudi”)(1)	—	—	—

Metamou Shipping Corporation (“Metamou”) (2)(12)	—	—	—
Armonikos Shipping Corporation ("Armonikos") (2)(13)	—	—	—
(1)Incorporated under the laws of the Republic of Liberia.
(2)Incorporated under the laws of the Republic of the Marshall Islands.
(3)In June 2021, the Company entered into an agreement for the sale of MV Koulitsa. The vessel was delivered to her new owners in November 2021.
(4)In September 2021, the Company entered into an agreement for the sale of MV Pedhoulas Fighter. The sale is expected to be consummated in December 2021.
(5)On July 29, 2016, the Shipsales Contract relating to a newbuild vessel initially contracted by Kyotofriendo Two, was novated to Pinewood. Under an agreement with an unaffiliated third party, upon delivery of the vessel, named Pedhoulas Cedrus, to Pinewood in June 2018, 100 shares of Series A Preferred Stock of Pinewood were issued to the unaffiliated third party for proceeds in the equivalent of $16,875 at the time of issuance, which were used to finance part of the cost of such vessel. All Series A Preferred Stock were redeemed by Pinewood in February 2021.
(6)Vessel sold in January 2021 and delivered to her new owners in April 2021.
(7)Vessel sold in January 2021 and delivered to her new owners in May 2021.
(8)Vessel sold in May 2021 and delivered to her new owners in June 2021.
(9)Vessel sold in May 2021 and delivered to her new owners in September 2021.
(10)Vessel acquired in March 2021.
(11)Vessel acquired in July 2021.
(12)In July 2021, the Company entered into an agreement for the acquisition of a 2012-built Japanese Capesize class vessel to be named Stelios Y. The vessel is expected to be delivered in November 2021
(13)In July 2021, the Company entered into an agreement for the acquisition of a 2013-built Japanese Post-Panamax class vessel Venus Harmony, which was delivered to us in October 20, 2021. Refer to Note 15.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of Safe Bulkers, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the statements. Interim results are not necessarily indicative of results that may be expected for the year ended December 31, 2021. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2020 included in the Company’s Annual Report on Form 20-F.

2.    Significant Accounting Policies

A summary of the Company’s other significant accounting policies is identified in Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2020 included in the Company’s Annual Report on Form 20-F. The same accounting policies have been followed in these unaudited interim consolidated condensed financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year end December 31, 2019.

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which are expected to have a material effect on the Company’s unaudited interim consolidated condensed financial statements in the current period.

3.    Transactions with Related Parties

Services and agreements entered into with related partied are described in the Company’s consolidated financial statements for the year ended December 31, 2020 refer note 3. The following changes were agreed during the nine months ended September 30, 2021.

A. The Managers

On expiration of the initial term of three years on May 28, 2021, of the management agreements ( the “Management Agreements”), the Management Agreements were renewed for a further three year period ending May 28, 2024 on the same terms and conditions except for the annual ship management fee payable to Safe Bulkers Management of €3.0 million which was amended as of May 29, 2021, to €3.5 million.
Amounts due from Manager under the management agreements were $48 and $0 as of December 31, 2020 and September 30, 2021, respectively. Amounts due to Manager under the management agreements were $0 and $47 as of December 31, 2020 and September 30, 2021, respectively.

The Fees charged by our Managers comprised the following:

	Nine -month period ended September 30,
	2020	2021
Ship Management Fees	$13,849	$14,636
Supervision Fees	275	275
Commissions	330	1,085

B. Credit Facility

In June 2021, the Company entered into a credit facility of $70.0 million with a five-year tenor, comprising of a term loan tranche of $30.0 million and a reducing revolving credit facility tranche providing for a draw down capacity of up to $40.0 million, with respect to seven vessels. The agreement contained financial covenants in line with the existing loan and credit facilities of the Company. The proceeds from the credit facility refinanced loan facilities of $64.3 million maturing in 2023, in respect of eight vessels, seven of which secure the new credit facility and one of which remained debt free. The refinancing transaction was evaluated and approved by the Board of Directors of the Company, excluding the independent member of the Board of the Company, who serves as the Chief Executive Officer of the financial institution that is the lender in the transaction.

4.    Vessels, Net

Vessels, net are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2020	$1,357,460	$(415,296)	$942,164
Transfer from Advances for vessels (Note 5)	36,505	—	36,505
Transfer to Assets Held for Sale (Note 6)	(152,174)	64,207	(87,967)
Depreciation expense	—	(39,153)	(39,153)
Balance, September 30, 2021	$1,241,791	$(390,242)	$851,549

Transfer from Advances for vessels represent advances paid for vessels under construction and vessels acquisitions which were delivered to the Company, completed vessel improvements in respect of ballast water treatment systems (“BWTS”) and sulfur oxide exhaust gas cleaning systems (“Scrubbers”).

•During the nine-month period ended September 30, 2021 the Company accepted delivery of Paraskevi 2 and Koulitsa 2.

Consistent with prior practices, we reviewed all our vessels for impairment and none were found to be impaired as at December 31, 2020 and September 30, 2021.

As of September 30, 2021, 23 vessels owned by the Company, including vessels held for sale, with a carrying value of $499,138 had been provided as collateral to secure, through first priority mortgages, certain of the Company’s loans and credit facilities while for 12 vessels with a carrying value of $305,346, title of ownership is held by the relevant lender to secure the relevant sale and lease back financing transactions.

5.    Advances for Vessels

Advances for vessels are comprised of the following:

Balance, December 31, 2020	9,126
Additions for advances, including capitalized expenses and interest	85,231
Transferred to vessel cost (refer to Note 4)	(36,505)
Balance, September 30, 2021	$57,852

Advances paid for vessels

•During the nine-month period ended September 30, 2021, represent advances for the acquisition and construction of the vessels Paraskevi 2, Koulitsa 2, Venus Harmony, Stelios Y and for Hull 11013, Hull 1381, Hull 1392, Hull 11042, Hull 11043, Hull 11064, Hull 11065 and Hull 11067 and BWTS and Scrubbers retrofitting and improvements of several vessels.

6. Assets Held for Sale

Assets held for sale of $25,701, as of September 30, 2021, represent the carrying value of the vessels MV Koulitsa and MV Pedhoulas Fighter of $7,643, and $17,846 respectively, plus the value of bunkers and lubricants onboard on the same date of $109 and of $103, respectively. Two separate Memoranda of Agreement ('MoA's') were entered into with unrelated third parties in June and September, 2021, for the sale of MV Koulitsa and MV Pedhoulas Fighter at a price of $13,600 and $23,700, respectively. The sale of vessel MV Koulitsa was consummated in November 2021 and the sale of MV Pedhoulas Fighter is expected to be consummated upon delivery to her new owners in December 2021.

7.    Long Term Debt

Long term debt is comprised of the following borrowings:

Borrower	Commencement	Maturity	December 31, 2020	September 30, 2021
Maxeikosiepta [1]	December 2018	February 2021	4,000	—
Maxtessera [1]	November 2018	April 2021	22,000	—
Avstes [1]	June 2019	April 2021	5,985	—
Maxeikosi [1]	September 2017	May 2021	10,893	—
Maxeikosiexi [1]	September 2015	June 2021	4,432	—
Marathassa [1]	September 2015	June 2021	4,820	—
Marinouki [1]	September 2015	June 2021	7,263	—
Kerasies [1]	September 2015	June 2021	5,097	—
Soffive [1]	September 2015	June 2021	7,853	—
Eptaprohi [1]	September 2015	June 2021	37,053	—
Petra [1]	November 2018	June 2021	6,135	—
Pemer [1]	November 2018	June 2021	6,135	—
Safe Bulkers [2]	December 2019	June 2021	29,000	—
Shikokuepta [1]	February 2016	August 2021	17,150	—
Safe Bulkers [1]	November 2014	September 2021	79,758	—
Maxeikosiena [3]	September 2015	September 2021	18,058	—
Safe Bulkers [1]	April 2019	June 2022	8,000	—
Shikokupente - Shikokuennia - Pemer - Petra [1]	July 2019	January 2023	8,510	870
Shikokupente [1]	August 2018	August 2023	12,927	10,210
Shikokuennia [1]	October 2018	October 2023	14,385	8,668
Maxeikositria [1]	September 2017	August 2024	10,893	8,077
Maxpente [1]	September 2017	August 2024	16,100	11,450
Maxeikositessera [1]	September 2017	August 2024	11,310	8,134
Maxenteka [1]	September 2017	August 2024	13,536	10,294
Safe Bulkers [1]	November 2018	August 2024	22,250	9,750
Pelea - Vasstwo - Eniaprohi - Vassone [1]	December 2018	December 2024	43,250	31,250
Maxdeka [3]	November 2019	August 2025	19,076	17,572
Shikoku Friendship [3]	November 2019	August 2025	20,066	18,484
Shikokutessera [3]	November 2019	August 2025	19,502	17,990
Glovertwo [3]	November 2019	August 2025	18,344	16,900
Pentakomo [3]	January 2020	January 2026	14,500	13,000
Maxdekatria [3]	January 2020	January 2026	14,500	13,000
Eptaprohi - Kerasies - Marathassa - Marinouki -Soffive - Pemer - Petra [1]	June 2021	June 2026	—	29,137
Eptaprohi - Kerasies - Marathassa - Marinouki -Soffive - Pemer - Petra [2]	June 2021	June 2026	—	10,000
Safe Bulkers [1]	September 2021	September 2026	—	30,000
Maxtessera [3]	April 2021	October 2026	—	28,933
Youngtwo [3]	January 2017	January 2027	21,203	20,491
Monagrouli [1]	April 2020	April 2027	25,520	24,200
Shikokuokto [3]	December 2019	December 2027	18,000	16,500
Gloversix [3]	December 2019	December 2027	18,720	17,160

Pinewood [3]	February 2021	February 2031	—	23,035
Shikokuepta [3]	August 2021	August 2031	—	23,667
Total			616,224	418,772
Current portion of Long-term debt			77,284	35,767
Liability directly associated with asset held for sale			4,000	8,077
Long-term debt			534,940	374,928
Total debt			616,224	418,772
Current portion of deferred financing costs			1,500	1,373
Financing cost, directly associated with asset held for sale			17	31
Deferred financing costs non-current			3,057	3,617
Total deferred financing costs			4,574	5,021
Total debt			616,224	418,772
Less: Total deferred financing costs			4,574	5,021
Total debt, net of deferred financing costs			611,650	413,751
Less: Current portion of long-term debt, net of current portion of deferred financing costs			75,784	34,394
Less: Liability directly associated with asset held for sale net of deferred financing cost			3,983	8,046
Long-term debt, net of deferred financing costs, non-current			531,883	371,311
1.Credit facility
2.Revolving credit facility
3.Sale and lease back financing transaction.

Details of the loans and credit facilities are included in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the Company’s Annual Report on Form 20-F. No change has been made to the debt covenants of our loan and credit facilities. During the nine months ended September 30, 2021, we prepaid debt in relation to vessels sales or debt refinancing in the aggregate amount of $282,408, made scheduled principal payments of $43,844 and had loan drawdowns of $128,800.

In June 2021, the Company entered into a credit facility of $70.0 million with a financial institution, as disclosed in Note 3B.

In August 2021, Shikokuepta entered into a sale and leaseback agreement, with an unrelated third party for $24,000, regarding the vessel owned by Shikokuepta. The sale and leaseback agreement bears interest at LIBOR plus a margin. This transaction was consummated in August 2021 and the proceeds were used to fully prepay the amount outstanding under previous credit facility secured by the respective vessel and for general corporate purposes. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, Shikokuepta holds an option to purchase back the vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of Shikokuepta to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as financing transaction.

In September 2021, the Company entered into a new credit facility of $60.0 million with a five-year tenor secured by five vessels, comprising of a term loan tranche of $30.0 million, repayable over five years through quarterly principal instalments and a balloon payable on maturity, and a revolving credit facility tranche providing for a draw down capacity of up to $30.0 million reducing from its fourth year onwards. Both the term loan tranche and the revolving credit facility tranche bear interest at LIBOR plus a margin. The proceeds from the credit facility were used to refinance loan facilities with the same financial institution secured by six vessels, five of which secure the new credit facility and one has remained debt free. The agreement contains financial covenants in line with the existing loan and credit facilities of the Company.

The fair value of debt outstanding on September 30, 2021 amounted to $421,867 when valuing the Youngtwo, Shikokutessera, Maxdeka, Shikoku, Glovertwo and Maxtessera loan facilities on the basis of the deemed equivalent fixed rate, as applicable on September 30, 2021, which is considered to be a Level 2 item in accordance with the fair value hierarchy.

As of September 30, 2021, an amount of $88.9 million was available for drawdown under the above loans and credit facilities. The estimated minimum annual principal payments required to be made after September 30, 2021, based on the loan and credit facility agreements as amended, are as follows:

To September 30,
2022	$43,843
2023	51,893
2024	86,592
2025	98,095
2026	55,982
2027 and thereafter	82,367
Total	$418,772

As of September 30, 2021, the Company was in compliance with all debt covenants in effect, with respect to its loans and credit facilities.

8. Share capital

As of December 31, 2020, and as of September 30, 2021 the Company had 200,000,000 shares of authorized common stock of $0.001 par value, of which 102,174,594 and 121,634,602 were issued and outstanding respectively.

In May 2021, the Company filed a supplement to its prospectus supplement to increase the capacity under its at-the-market offering (''ATM Program") to allow for sales of the Company’s common stock for aggregate gross offering proceeds of up to $100.0 million under the ATM Program entered into in August 2020. As of September 30, 2021, the Company had sold 19,417,280 shares of common stock under the ATM Program with aggregate gross offering proceeds to the Company of $73.0 million. As of September 30, 2021, shares of common stock with aggregate sales proceeds of up to approximately $27.0 million remain available for sale.

9.    Commitments and Contingencies

(a) Capital expenditure commitments relating to vessels under construction, second-hand vessels agreed to be acquired and the purchase of BWTS and Scrubbers to be installed on certain of our vessels are as follows:

Year end September 30,	Due to Shipyards/Sellers	Due to Manager [1]	Other Commitments	Total
2022	$81,307	$1,922	$760	$83,989
2023	79,600	2,888	—	82,488
2024	95,320	2,415	—	97,735
Total	$256,227	$7,225	$760	$264,212

1. Represents the amounts payable to our Managers under the Management Agreements in respect of the commissions for contracted newbuilds and second hand vessels to be acquired and the supervision fee for the contracted newbuild vessels.

(b) Other contingent liabilities

The Company and its Subsidiaries have not been involved in any legal proceedings, that may have, or have had, a significant effect on their business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened that may have a significant effect on its business, financial position, results of operations or liquidity. From time to time various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, shipyards, insurance providers and other claims relating to the operation of the Company’s vessels. Management is not aware of any material claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A maximum of $1,000,000 of the liabilities associated with the individual vessel actions, mainly for sea pollution, is covered by P&I Club insurance.

10.    Revenues

Revenues are comprised of the following:

	Nine Month Periods Ended
	September 30, 2020	September 30, 2021
Time charter revenue	$146,499	$235,129
Voyage charter revenue	1,692	$5,156
Other income	3,441	$6,747
Total	151,632	$247,032

The Company generates its revenues from time charters or infrequently under voyage contracts. Time charter agreements may have renewal options for one to 12 months. The charter party generally provides typical warranties regarding the speed and the performance of the vessel as well as some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful and non-hazardous cargo. The Company typically enters into time charters ranging from one month to five years and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject only to the owner protective restrictions discussed above. Vessels may also be chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. Voyage hire is typically paid partially upon initiation of the voyage and partially upon completion of the performance obligation.

During the nine -month period ended September 30, 2020 and 2021, the Company generated revenue from its time charters of $146,499, and $235,129, respectively. Scrubber fitted vessels are able to earn a premium attributable to the use of the scrubbers installed on board the vessels, to reduce the sulfur content of fuels due to new legislation effective January 1, 2020. This premium may be either incorporated in the daily hire rate or be variable consideration earned on the actual consumption on the basis of the price differential between 0.5% sulfur content compliant fuels and high sulfur fuel oil with 3.5% sulfur content. Scrubber premium earned as variable consideration is included in time charter revenue and amounted to $10,071 for the nine months ended September 30, 2021, compared to $13,929 for the nine months ended September 30, 2020.

As of September 30, 2021, no vessel was employed under a voyage charter.

The Company recognized the remaining performance obligation of $222 as of December 31, 2020 as revenue during the first quarter of 2021.

11.    Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Nine -month period ended September 30,
	2020	2021
Crew wages and related costs	$25,224	$28,004
Insurance	2,525	2,682
Repairs, maintenance and drydocking costs	9,315	5,492
Spares, stores and provisions	12,030	11,728
Lubricants	3,130	2,952
Taxes	479	533
Miscellaneous	2,013	2,076
Total	$54,716	$53,467

12.    Fair Value of Financial Instruments and Derivatives Instruments

Cash and cash equivalents and restricted cash and interest rate, bunker price and freight derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its loans are similar to those that could be procured as of September 30, 2021. The fair value of the long term debt is determined using observable market-based inputs hence it is considered Level 2 per the value hierarchy. The fair value of the long-term debt is disclosed in Note 7.

Derivative instruments

Interest rate swaps:

The Company from time to time enters into interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities. Details of interest rate swap transactions entered into as of September 30, 2021 are presented in the table below:

				Notional amount
Counterparty (1)	Inception	Expiry	Fixed Rate	December 31, 2020	September 30, 2021
SHIKOKUPENTE (2)	August 3, 2020	August 1, 2023	0.275%	$12,927	$12,288
SHIKOKUENNIA (2)	July 20, 2020	October 20, 2023	0.350%	14,385	12,998
MAXPENTE	September 21, 2020	August 27, 2024	0.322%	10,150	10,150
MAXENTEKA	September 21, 2020	August 27, 2024	0.322%	9,500	9,500
MAXEIKOSITESSERA	September 21, 2020	August 27, 2024	0.322%	7,350	7,350
SAFE BULKERS	March 4, 2020	September 30, 2024	0.990%	10,000	10,000
SAFE BULKERS	March 4, 2020	September 30, 2024	0.900%	10,000	10,000
SAFE BULKERS	March 9, 2020	September 30, 2024	0.800%	10,000	10,000
SAFE BULKERS	March 10, 2020	September 30, 2024	0.650%	20,000	20,000
SAFE BULKERS	March 30, 2020	September 30, 2024	0.600%	10,000	10,000
SAFE BULKERS	May 5, 2020	May 5, 2025	0.400%	10,000	10,000
SAFE BULKERS	July 10, 2020	May 5, 2025	0.400%	10,000	10,000
SAFE BULKERS	July 10, 2020	May 5, 2025	0.380%	10,000	10,000
SAFE BULKERS	July 14, 2020	May 5, 2025	0.380%	10,000	10,000
SAFE BULKERS	June 4, 2020	June 4, 2025	0.500%	10,000	10,000
SAFE BULKERS	June 11, 2020	June 11, 2025	0.450%	10,000	10,000
SAFE BULKERS	June 15, 2020	June 15, 2025	0.400%	10,000	10,000
SAFE BULKERS	June 30, 2020	June 30, 2025	0.425%	10,000	10,000
SAFE BULKERS	July 1, 2020	July 1, 2025	0.380%	10,000	10,000
SAFE BULKERS	July 9, 2020	July 9, 2025	0.360%	10,000	10,000
SAFE BULKERS	July 16, 2020	July 16, 2025	0.350%	10,000	10,000
SAFE BULKERS	July 30, 2020	July 30, 2025	0.330%	10,000	10,000
SAFE BULKERS	August 3, 2020	August 3, 2025	0.370%	10,000	10,000
SAFE BULKERS	February 22, 2021	December 31, 2025	0.745%	—	30,000
SAFE BULKERS	May 10, 2021	May 10, 2026	0.950%	—	50,000
SAFE BULKERS	July 21, 2021	July 21, 2026	0.829%	—	10,000
SAFE BULKERS	July 22, 2021	July 22, 2026	0.770%	—	20,000
Total				$244,312	$352,286

(1) Under all above swap transactions, the bank effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month USD LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.
(2) The notional amounts of the above transactions are reduced during the term of the swap transactions based on the expected principal outstanding under the respective facility.

Bunker Price Swaps:

In February 2021, the Company entered into a bunker fuel contract for an aggregate of 12,000 tonnes per annum or 1,000 tonnes per month for the period January 2022 to December 2022 to sell the spread differential between the price per ton of the 0.5% and 3.5% sulfur content fuel respectively.

Forward Freight Agreements (“FFAs”):

During the nine -month period ended September 30, 2021, the Company entered into six FFAs on the Panamax index for 90 days in aggregate for periods up to the end of 2022 with the objective of reducing the risk arising from the volatility in the vessel charter rates.

The Company’s interest rate agreements, foreign exchange forward contracts, bunker fuel contracts and FFAs do not qualify for hedge accounting. The Company determines the fair market value of such derivative contracts at the end of every period and accordingly records the resulting unrealized loss/gain during the period in the consolidated statement of operations.

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of operations are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values
Type of Contract	Balance sheet location	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021
Foreign Currency	Derivative assets / Current assets	99	—	—	—
Interest Rate	Derivative assets / Non-current assets	54	2,771	—
Bunker Fuel	Derivative liabilities / Current liabilities	—		408	290
Forward Freight	Derivative liabilities / Current liabilities	—		174	72
Bunker Fuel	Derivative liabilities / Non-current liabilities	—	—	116	60
Interest Rate	Derivative liabilities / Non-current liabilities	—	—	1,280	235
	Total Derivatives	$153	$2,771	$1,978	$657

	Amount of Gain/(Loss) Recognized on Derivatives Nine Months Period Ended
	September 30, 2020	September 30, 2021
Interest Rate Contracts	$(1,619)	$2,935
Bunker Fuel Contracts	$675	$(529)
Foreign Exchange Agreements	$—	$(99)
Forward Freight Agreements	$(65)	$(4,284)
Net Loss Recognized	$(1,009)	$(1,977)

The gain or loss is recognized in the consolidated statement of operations and is presented in Other (Expense)/Income – Gain/(Loss) on derivatives.

The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on expected forward LIBOR swap yield curves and takes into account the credit risk of the counterparty financial institutions. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. Differences in prices are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The Company’s foreign exchange forward derivative instruments are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. The fair value of the foreign exchange forward derivative instruments is determined using mid-rates based on available market rates at the end of the period of the valuation and takes into account the credit risk of the counterparty financial institutions. Foreign exchange rates are observable at commonly quoted intervals for the full terms of the foreign exchange forward derivative instruments and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The Company’s FFA derivative instruments were receive-fixed, pay-variable swaps based on the earnings of the Panamax class dry bulk vessels as published by the Baltic Exchange. The fair value of the FFA derivatives is determined using a discounted cash flow approach based on the market rate of the earnings of the Panamax class dry bulk vessels as published by the Baltic Exchange at the time of such valuation and takes into account the credit risk of the counterparty financial institutions. Differences in prices are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The Company’s bunker fuel derivative instruments were receive-fixed, pay-variable swaps based on the difference in price between various categories of bunker fuels. The fair value of the bunker fuel swaps is determined using a discounted cash flow approach based on the difference between the market rate of the relevant bunker fuel prices at the end of the period and the contracted fixed rate and takes into account the credit risk of the counterparty financial institutions. Differences in prices are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of the Company’s derivative financial instruments as of December 31, 2020 and as of September 30, 2021.

	Significant Other Observable Inputs (Level 2)
	December 31, 2020	September 30, 2021
Derivative instruments – asset position	$153	$2,771
Derivative instruments – liability position	1,978	657

As of December 31, 2020 and as of September 30, 2021, no fair value measurements for assets or liabilities under Level 3 were recognized in the Company’s consolidated balance sheets.

13.    Dividends

During the nine-month period ended September 30, 2021, the Company declared and paid 3 quarterly consecutive dividends of $0.50 per share for each of the Series C Preferred Shares, totaling $3,446, and Series D Preferred Shares, totaling $4,793.

During the nine-month period ended September 30, 2021, the Company's subsidiary Pinewood declared and paid 1 dividend of $78.

14.    (Loss)/Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period and includes the shares issuable to the audit committee chairman and the independent directors at the end of the period for services rendered. Diluted earnings per share are the same as basic earnings per share. There are no other potentially dilutive shares. The computation of basic earnings per share is calculated after deducting the preferred stock dividend from net (loss)/income.

	September 30,
	2020	2021
Net (loss)/income	$(20,519)	$109,143
Less preferred dividend	8,622	8,318
Less/(plus) mezzanine equity measurement	495	(271)
Net (loss)/income available to common shareholders	$(29,636)	$101,096
Weighted average number of shares, basic and diluted	102,762,932	111,044,439
(Loss)/earnings per share in U.S. Dollars, basic and diluted	$(0.29)	$0.91

15.    Subsequent Events

(a) Dividend declaration: On October 8, 2021, the Board of Directors declared a dividend of $0.50 per share for all classes of preferred shares, totaling $2,746, payable to all shareholders of record as of October 22, 2021, which was paid on November 1, 2021.

(b) Forward freight agreements: In October 2021, the Company entered into forward freight agreements on the Panamax index for 720 days in aggregate for the period to December 2022, with the objective of reducing the risk arising from the volatility in the charter rates.

(c) Vessel delivery: On October 20, 2021, the Company took delivery of the 2013-built Japanese Post-Panamax class MV Venus Harmony. The acquisition was funded by the cash reserves of the Company.

(d) New loan commitment: In October 2021, the Company signed a commitment letter for a new credit facility of $100.0 million with a five-year tenor to be secured by six vessels, which will comprise a term loan tranche of $50.0 million and a revolving credit facility tranche providing for a draw down capacity of up to $50.0 million reducing from its fourth year onwards. The anticipated proceeds from the credit facility will be used to refinance loan facilities of an aggregate outstanding amount of $50.0 million secured by the five vessels and maturing up to 2024 and the repurchase of one vessel under a sale and leaseback agreement for an amount of $20.7 million. The Company does not intend to utilize the full capacity of the reducing revolving credit facility tranche at this time. The agreement is expected to contain financial covenants in line with the existing loan and credit facilities of the Company.

(e) Vessel sold: In June 2021, the Company entered into an agreement for the sale of the 2003-built Panamax class MV Koulitsa. The vessel was delivered to her new owners in November 2021.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2021

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer